Companhia Vale do Rio Doce

January 26, 2007

VIA FACSIMILE AND EDGAR TRANSMISSION Jill S. Davis Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-7010
Re:	Companhia Vale Do Rio Doce Form 20-F for Fiscal Year Ended December 31, 2005 File No. 001-15030 Response to Staff Comment Letter dated December 29, 2006

Dear Ms. Davis:

By letter dated December 29, 2006, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on May 25, 2006 (the “2005 Form 20-F”) by Companhia Vale do Rio Doce (“CVRD”) and Vale Overseas, Ltd. (“Vale Overseas” and, together with CVRD, the “Companies”). This letter provides the Companies’ responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the page numbers contained in the 2005 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2005

Business Overview, page 21

Ports and Terminals, page 48

1.

We note your statement on page 50 that you intend to sell your remaining three capsize vessels by the end of 2006. Please tell us how you considered the guidance in paragraph 30 of FAS 144 for reporting long-lived assets to be disposed of by sale.

The remaining capesize vessels, recorded under “Other Assets” at December 31, 2005 in the amount of US$32 million, met the definition under paragraph 30 of FAS 144 of a long-lived asset to be disposed of by sale and were considered as held for sale at December 31, 2005. Due to the insignificance of the amount, the related assets were not separately disclosed.

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Operating and Financial Review and Prospects, page 59

Impairment of Long-Lived Assets and Goodwill, page 79

2.

We note your statement on page 80 that if you determine a long-lived asset to be impaired, you will write down the asset "based upon the amount by which the carrying amount of the asset exceeds the higher of net realizable value and value in use." Please tell us how this policy complies with paragraph 7 of FAS 144, which states that an "impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value."

We apply paragraph 7 of SFAS 144 by calculating the impairment loss as the amount by which the carrying amount of a long-lived asset exceeds its fair value. We will clarify the description of our policy in our next filing.

3.

We also note your statement that "Step two requires an estimate of the fair value of the individual assets and liabilities within the reporting unit." Please clarify your disclosure to clearly indicate that step two requires you to compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill to measure the amount of impairment loss, as contemplated by paragraph 20 of FAS 142.

This disclosure, under “Critical Accounting Policies and Estimates,” emphasizes the estimate of implied fair value required under paragraphs 20 and 21 of FAS 142. In future filings we will clarify the description of our policy to specify that we compare the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill to measure the amount of the impairment loss.

Financial Statements

Consolidated Statements of Income, page F-5

4.

Where income applicable to common shareholders differs from net income by 10% or more, a separate line on the face of the income statement should disclose income applicable to common shareholders. Please refer to SAB Topic 6B and revise your presentation as applicable.

No separate line item was included on the face of the income statement to demonstrate the income applicable to common shares. Preferred Class A shares receive the same dividends and have the same earnings per share as the common shares, and they are treated as common share equivalents for the purposes of SAB Topic 6B. Therefore, we do not believe that disclosure of income applicable to common shareholders on the face of the income statement is useful to the readers of our financial statements. The income applicable to common shares has been disclosed in Note 16 to the financial statements.

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Consolidated Statements of Changers in Stockholders’ Equity, page F-7

5.

Please revise your presentation of the components of other comprehensive income to comply, if applicable, with paragraph 25 of FAS 130, which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of FAS 130.

No income tax expense or benefit is allocable to other comprehensive income, so the related disclosure is not applicable. The two components of other comprehensive income are Cumulative Translation Adjustment and Unrealized Gain on Available for Sale Securities. The first is not taxable. The second represents gain on securities of SIDERAR, an Argentine company, which are held through a subsidiary in a jurisdiction where there would be no income tax effect on the sale of the investment, and accordingly does not have any material associated tax expense or benefit.

Note 2. Basis of consolidation, page F-8

6.

We note that you are proportionately consolidating investments in unincorporated joint ventures, “formed for the purpose of investing in hydroelectric power plants.” Please support your use of proportionate consolidation and reference the accounting literature that supports your methodology.

In future filings, we intend to revise the disclosure concerning our Brazilian hydroelectric projects, because the disclosure implies that we have an ownership interest in a legal entity. Our investments in hydroelectric projects are made via consortium contracts under which we have an undivided interest in assets and are liable for our proportionate share of liabilities and expenses, which is based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities are declared in our income tax return. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly provides that no separate legal entity exists as a result of a consortium contract, and our external legal counsel has confirmed this conclusion.

Since there is no separate legal entity, the investments we make in these plants are outside the scope of FIN 46R “Consolidation of Variable Interest Entities.” We have not applied the equity method of accounting because there is no basis to do so and it would likely result in overstatement or understatement of results. We have analogized to EITF 00-1 “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.” Although the consortium agreement is not in the construction industry or the extraction industry, we believe the consortium agreement meets these criteria under paragraph 1 of EITF 00-1: (a) undivided interest in each asset, (b) proportionately liable for each liability and (c) no separate legal entity.

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Companhia Vale do Rio Doce

Our investments in hydroelectric power plants are not proportionately consolidated. Instead we record our proportionate share of liabilities and costs and our undivided interest in assets. Our share may vary under the terms of the applicable consortium agreement depending on the nature of the cost or asset.

In future filings, we will revise the description of our accounting policy in Note 2 and Note 12 (c) to state:

Note 2:

We recognize our proportionate share of costs and our undivided interest in assets relating to the hydroelectric projects described in Note 12 (c).

Note 12 (c) (first paragraph):

We participate in several jointly-owned hydroelectric plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and entitled to our proportionate share of the energy produced. We record our undivided interest in these assets as property, plant and equipment.

Note 3. Summary of significant accounting policies, page F-8

(c) Inventories, page F-9

7.

As requested in a prior review of your Form 20-F, please disclose your accounting policy for stockpiled inventory and how proven and probable reserve quantities attributable to stockpiled or other inventory are used in your financial accounting.

We direct your attention to the description in Note 3 (o) on page F-11.

(d) Property, plant and equipment, page F-10

8.

We note your disclosure that indicates you capitalize certain exploration costs. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of a projects stage of development or the existence of reserves. The current presence or subsequent determination of reserves is not determinative when accounting for explorations costs under U.S. GAAP. Please tell us what amounts you have capitalized in accordance with your policy.

All exploration costs have been expensed, and any costs capitalized after viability of the project has been proven do not relate to exploration activities. In future filings, we will clarify the second paragraph of Note 3 (d) “Property, plant and equipment,” as follows:

We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed. After economic viability of mining activities is established, subsequent development costs are capitalized. We capitalize mine development costs as from the time we actually begin such development.

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Companhia Vale do Rio Doce

Note 15. Long-term debt page F-21

9.	Please expand your disclosure to provide an explanation of the nature of the line item Securitization of export receivables - US$ denominated.

This line item includes borrowings that use a structure commonly referred to in the financial markets as securitization of export receivables. Our wholly-owned subsidiary, CVRD Overseas Ltd., issued debt securities secured by receivables arising from export sales of iron ore pellets to customers in Europe, the United States and Asia. In future filings we will include a note reading: “Debt securities secured by future receivables arising from certain export sales.”

Note 16. Stockholders’ equity, page F-22

10.

We note your disclosure that "Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting.” We also note your disclosure on page 100 that your dividend distributions are subject to two constraints, (i) a mandatory dividend under your bylaws to distribute dividends equal to not less than 25% of annual adjusted net income, and (ii) the recommendation of your principal shareholder, Valepar, of a dividend equal to at least 50% of the amount of net income with respect to each fiscal year. We further note your disclosure on page 106 that the “shareholders must also approve the recommendation of the Board of Directors with respect to any required distribution;” and that “To date, our Board of Directors has never determined that payment of the mandatory dividend was inadvisable.” Based on the above referenced disclosure, it appears that you are legally required to pay, under your bylaws, a minimum dividend of at least 25%. Please explain in detail why you have not recorded a liability for the minimum dividend as of the end of your fiscal year, when the minimum dividend appears to be measurable. Additionally, explain in detail, why your contractual dividend arrangement with Valepar does not also represent a liability as of your fiscal year end. We may have further comment.

We did not recognize a liability for the minimum dividend at December 31, 2005 because we had already recognized interim dividends (including interest on shareholders’ equity) out of 2005 income in excess of the statutory minimum. We recognize dividends when they are declared by the shareholders or, in the case of interim dividends, by the Board of Directors, as permitted by our bylaws. At year end, if dividends declared were below the statutory minimum, we would recognize the difference as a liability.

The dividend-related provisions of the Valepar shareholders’ agreement are not comparable to our bylaw provisions requiring a 25% minimum distribution. In future filings, we will revise our dividend policy disclosure in Item 8 to clarify the differences. The Valepar shareholders’ agreement is among the shareholders of our shareholder Valepar, and CVRD is not a party. As disclosed in Item 7 of the 20-F, the agreement provides for the maintenance of a specified dividend policy. For any particular period, however, the determination of dividends is made by the CVRD shareholders’ meeting or, in the case of interim dividends, by the CVRD board of directors. Under these circumstances, there is no basis for recognizing a liability based on the provisions of the shareholders’ agreement because we only recognize a liability for dividends when they are declared or on the basis of the statutory minimum distribution.

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Companhia Vale do Rio Doce

Engineering Comments

General

11.

You disclose that AMEC E&C Services, Inc. has audited the estimates of proven and probable reserves as of December 31, 2005 presented in your Form 20-F. Please provide us with a copy of all reports produced during this review.

The reports of AMEC E&C Services, Inc. are voluminous and contain confidential material. We respectfully request that the Staff permit us to treat this as a request for supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, so that we may provide this material under separate cover to Mr. Baer.

Lines of Business, page 27

Mining, page 29

12.

We note your substantial increases in mineral reserves including increases in manganese, kaolin and particularly iron and bauxite reserves during 2005. To assist investors in understanding the magnitude and nature of these increases, please provide in a table a reconciliation between your last two years of reserves, providing the primary reasons for the changes in reserves in an accompanying narrative disclosure that summarizes the nature and extent of the increases.

In future filings, we will provide reserve data for the two most recently ended fiscal years. We will also provide a narrative description of the primary reasons for changes in reported reserves. A description of the primary reasons for the changes in reserves from 2004 to 2005 is set forth below.

Iron Ore

The primary reasons for the increase in CVRD’s reported iron ore reserves in the Northern System were additional drilling, new geological interpretation, and a review of pit optimization to replenish depleted reserves (at mining bodies N4E, N5E/N, N5Wand N5S). The new drilling added 93 holes, totaling 15,121.95 meters, to our database. Most of them (47 holes totaling 8,224.9 meters) are located at N5S. Moreover, a new area called Serra Leste (60.8 metric tons, 93 holes and 10,540.0 meters) was incorporated into our reserve estimates.

There were no significant changes in CVRD’s reported iron ore reserves in the Southern System, despite the inclusion in our database of 51,454.0 meters of drilling, totaling 410 holes. A new mine called Mina do Andrade (129.2 metric tons, 91 holes and 29,891.0 meters) was incorporated into our reserve estimates for the Southern System. The change in reserve estimates was due to additional drilling, new geological interpretation and a review of pit optimization at, among other mines, Minas do Meio, Alegria and Córrego do Feijão.

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Companhia Vale do Rio Doce

In the MBR System, two significant changes in reported iron ore reserves occurred with respect to the Pico mining complex, comprised of the Pico, Sapecado and Galinheiro mines. After 2008, Pico will have depleted its concentration of high-grade iron ore (ore with iron content greater than 60%). A new project at Pico and Sapecado to mine low-grade iron ore (ore with iron content greater than 45%) has been planned, together with a pelletizing plant already under construction at the site. The reduction of the cut-off grade taken into account by our estimates increased reported reserves from 60.2 metric tons (with iron content of 63.1%) to 315.7 metric tons (with iron content of 54.4%), and added a total of 67 holes, totaling 11,813.0 meters of drilling, to our database.

The second change in our reported iron ore reserves in the MBR System was due to the addition of the Galinheiro mining area (346.4 metric tons with iron content of 54.7%). The reserve estimate for Galinheiro is based on 206 holes totaling 29,845.0 meters. The mining at Galinheiro is expected to support the pelletizing plant project described above.

In Jangada and Capão Xavier, the increase in reported iron ore reserves was due to additional drilling, new geological interpretation and a review of pit optimization. The new drilling at Jangada added 78 holes, totaling 11,771.0 meters, to our database, while new drilling at Capão Xavier added 50 holes totaling 7,904.0 meters.

Manganese

The increase in reported manganese reserves at Mina do Azul was due to additional drilling, new geological interpretation and a review of pit optimization. New drilling added 78 holes, totaling 7,509.0 meters, to the database. In addition, a new area called Morro da Mina (9.6 metric tons, 78 holes and 11,823.0 meters) was incorporated into our manganese reserve estimates.

Bauxite

The increase in reported bauxite reserves at Miltonia 3 in the Paragominas region was due to additional drilling, new geological interpretation and a review of pit optimization, which added 894 holes, totaling 12,608.85 meters, to our database. In addition, a new area called Miltonia 5 (98.6 metric tons, 1,499 holes and 20,759.0 meters) was incorporated into our bauxite reserve estimates.

The increase in reported bauxite reserves by Mineração Rio do Norte, in which we hold a 40% interest, was due to the incorporation of two new plateaus, Bacaba (6.2 metric tons) and Saraca W (17.1 metric tons), into our reserves. In Bacaba, the reserve estimate is based on 120 holes totaling 1,235.02 meters. In Saraca W, the number of holes is 228, totaling 2,850.21 meters.

Kaolin

The change in reported kaolin reserves was due to new drilling, geological interpretation and a review of pit optimization by CADAM S.A., through which we conduct part of our kaolin business, which added 103 holes, totaling 4,018.0 meters, to our database.

* * * * *

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The Companies hereby acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Companies; that Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing; and that Staff comment may not be asserted as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar or Mark Adams at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa

Chief Financial Officer

cc:	Jennifer Goeken, Division of Corporation Finance

Roger Baer, Mining Engineer

Securities and Exchange Commission

Kieran McManus

PricewaterhouseCoopers Auditores Independentes

Nicolas Grabar

Mark A. Adams

Cleary Gottlieb Steen & Hamilton LLP

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